UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                    FORM 11-K

                                  ANNUAL REPORT
                        PURSUANT TO SECTION 15(d) OF THE
                         SECURITIES EXCHANGE ACT OF 1934

[X] ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED, EFFECTIVE OCTOBER 7, 1996].

For the fiscal year ended           December 31, 2006
                          -------------------------------------------------

                                                         OR

[ ] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED].

For the transition period from _______________ to  ______________________

                     Commission File Number 000-25233
                                            ---------

     A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

                   Provident Bank 401(k) and Profit Sharing Plan

     B: Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

                           Provident New York Bancorp
                               400 Rella Boulevard
                           Montebello, New York 10901

                                 PROVIDENT BANK

                         401(k) AND PROFIT SHARING PLAN

                              FINANCIAL STATEMENTS

                          AND SUPPLEMENTAL INFORMATION

                     YEARS ENDED DECEMBER 31, 2006 AND 2005

                  PROVIDENT BANK 401(k) AND PROFIT SHARING PLAN
                     YEARS ENDED DECEMBER 31, 2006 AND 2005





                                    CONTENTS

                                                                            Page

Report of Independent Registered Public Accounting Firm                       1

Statement of Net Assets Available for Plan Benefits                           2

Statement of Changes in Net Assets Available for Plan Benefits                3

Notes to Financial Statements                                             4 - 9

Supplemental Information:

         Independent Auditor's Report on Supplemental Information            11

         Schedule of Assets Held for Investment Purposes                     12

         Schedule of Reportable Transactions                                 13

         Loans to Participants                                               14

Berard & Donahue
Certified Public Accountants, PC                       Donalee R. Berard, C.P.A.
------------------------------------------------------ John T. Donahue, C.P.A.




             Report of Independent Registered Public Accounting Firm
             -------------------------------------------------------

To Participants and Administrator of the Provident Bank 401(k) and Profit Sharing Plan
Montebello, New York

We have audited the accompanying statement of net assets available for plan benefits of the Provident Bank, 401(k) and Profit Sharing Plan as of December 31, 2006, and the related statements of changes in net assets available for plan benefits for the year then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audit. The prior year summarized comparative information has been derived from the Plan's 2005 financial statements and, in our report dated June 20, 2006; we expressed an unqualified opinion on those financial statements.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for plan benefits of the Provident Bank, 401(k) and Profit Sharing Plan as of December 31, 2006 and the changes in net assets available for plan benefits for the years then ended, in conformity with U.S. generally accepted accounting principles.


/s/ Berard & Donahue CPA's PC
-----------------------------
Suffern, New York
May 21, 2007



                              www.berarddonahue.com
                       44 Park Avenue, Suffern, NY 10901
                    Suffern -T. 845-357-5668 F. 845-357-5637

               32 Ball St., P.O. Box 3108, Port Jervis, NY 12771
                  Port Jervis- T. 845-856-5237 F. 845-856-5239

                  PROVIDENT BANK 401(k) AND PROFIT SHARING PLAN
              STATEMENTS OF NET ASSETS AVAILABLE FOR PLAN BENEFITS
                           DECEMBER 31, 2006 AND 2005



                                                                                    2006                      2005
                                                                            ----------------------    -------------------
ASSETS
      Deposits with investment fund companies                                         $ 27,720,821            $14,958,548
      Employer contribution receivable                                                         301                      -
      Employee contribution receivable                                                         109                      -
      Loans receivable - participants                                                      308,917                134,245
                                                                            -----------------------    -------------------

      TOTAL ASSETS                                                                      28,030,148             15,092,793
                                                                            -----------------------    -------------------

LIABILITIES                                                                                      -                      -
                                                                            -----------------------    -------------------

NET ASSETS AVAILABLE FOR PLAN BENEFITS                                                $ 28,030,148            $15,092,793
                                                                            =======================    ===================



                       See notes to financial statements.

                  PROVIDENT BANK 401(k) AND PROFIT SHARING PLAN
         STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR PLAN BENEFITS
                     YEARS ENDED DECEMBER 31, 2006 AND 2005

                                                                                           2006                      2005
ADDITIONS:                                                                            -------------              -------------
     Investment activity:
        Net appreciation (depreciation) in fair value of investments                   $ 4,627,498                $ (1,288,568)
        Interest on participant loans                                                       12,152                      14,647
                                                                                      -------------              -------------
               Total investment income                                                   4,639,650                  (1,273,921)
                                                                                      -------------              -------------
     Contributions:
        Employer                                                                           642,809                     380,801
        Employee                                                                         1,292,157                   1,136,349
        Employee rollovers                                                               2,832,723                     845,228
                                                                                      -------------              -------------
                 Total contributions                                                     4,767,689                   2,362,378
                                                                                      -------------              -------------
        Transfer in of Plan assets due to merger                                         4,280,234                           -
                                                                                      -------------              -------------
                 TOTAL ADDITIONS                                                        13,687,573                   1,088,457
                                                                                      -------------              -------------
DEDUCTIONS:
     Administrative fee                                                                     14,451                           -
     Audit fee                                                                              12,000                           -
     Distributions to participants                                                         723,767                     553,480
                                                                                      -------------              -------------
                  TOTAL DEDUCTIONS                                                         750,218                     553,480
                                                                                      -------------              -------------
                  NET INCREASE                                                          12,937,355                     534,977

NET ASSETS AVAILABLE FOR BENEFITS:

     Beginning of year                                                                  15,092,793                  14,557,816
                                                                                      -------------              -------------
                   END OF YEAR                                                        $ 28,030,148                $ 15,092,793
                                                                                      =============              =============


                       See notes to financial statements.

                  PROVIDENT BANK 401(k) AND PROFIT SHARING PLAN
                          NOTES TO FINANCIAL STATEMENTS
                     YEARS ENDED DECEMBER 31, 2006 AND 2005

1. GENERAL AND MERGER INFORMATION
   ------------------------------

On October 1, 2004, Warwick Community Bancorp, Inc. and its principal subsidiary, the Warwick Savings Bank merged into Provident Bancorp, Inc. and Provident Bank. Provident Bancorp, Inc. subsequently was renamed and became Provident New York Bancorp.

The Warwick Savings Bank 401(k) Savings Plan was merged into the Provident Bank 401(k) Plan, effective September 30, 2006. The merged plans were renamed Provident Bank 401(k) and Profit Sharing Plan (the "Plan"). One document governs the merged Plans. The transferred net assets have been recognized in the accounts of the Provident Bank 401(k) and Profit Sharing Plan as of September 30, 2006 at their balances as previously carried in the accounts of the Warwick Savings Bank 401(k) Savings Plan. The changes in net assets of the combined plans are included in the accompanying statement of changes in net assets available for benefits from September 30, 2006. A following is a summary of the transferred net assets:

         Investments held at Principal Life                   $4,179,150
         Participant loans receivable                            101,084
                                                            ------------
                                                              $4,280,234
                                                            ============

Prior to the merger, the plans covered all eligible employees of Provident Bank and Warwick Savings Bank.

Effective  October 1, 2006, a 3% profit sharing component was added to the Plan.
The   employer   non-elective   contribution   is   referred  to  as  the  "base
contribution".

During the period of October 1st through December 31, 2006, former Warwick Savings Bank 401(k) Savings Plan participants made rollover contributions of $2,728,703 to the Plan. These rollovers were from asset distributions of the Warwick Savings Bank ESOP, which was terminated.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES
---------------------------------------------

The financial statements of the Plan are prepared on the accrual basis of accounting.

                   Investment Valuation and Income Recognition
                   -------------------------------------------

The Plan's investments are stated at fair value. Quoted market prices are used to value investments. Shares of mutual funds are valued at quoted market prices which represent the net asset value of shares held by the Plan at year-end. Purchases and sales of securities are recorded on a trade-date basis. Dividends are recorded on the ex-dividend date. The investment income, capital gains and losses (realized and unrealized), and any expenses incurred in conjunction with the investments are reflected in the statement of changes in net assets available for Plan benefits as net appreciation in the fair value of investments.

                  PROVIDENT BANK 401(k) AND PROFIT SHARING PLAN
                          NOTES TO FINANCIAL STATEMENTS
                     YEARS ENDED DECEMBER 31, 2006 AND 2005


2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Con't)
   --------------------------------------------------

Use of Estimates
----------------

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that effect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

3. DESCRIPTION OF THE PLAN
   -----------------------

The following description of the Plan has been extracted from the Plan agreement and provides only general information. Participants should refer to the Plan agreement for a more complete description of the Plan's provisions.

The Plan, which was established by Provident Bank, ("Employer") on August 1, 1991, is a defined contribution plan, which covers all eligible employees. The Plan was amended in its entirety January 1, 2006 and restated. The Plan was amended to merge the Warwick Savings Bank 401(k) Savings Plan effective September 30, 2006. All employees are eligible to participate in the Plan after completion of six months of service. The Employer shall give each prospective eligible employee written notice of eligibility to participate in the Plan prior to the close of the Plan year in which the employee first becomes eligible.

For each Plan year, the employer shall contribute to the Plan:

     (a) The amount of the total salary reduction of all Participants made pursuant to Section 4.1 (a), which amount shall be deemed an Employee's elective contribution.

     (b) On behalf of each participant who is eligible to share in matching contributions for the Plan year, the Bank may make a discretionary matching contribution to the Plan on behalf of each participant. The amount of matching contribution is a percentage of the pre-tax contributions to the Plan. The matching contribution percentage is determined by the Bank, in its sole discretion. The Bank may modify this percentage, as it deems necessary. For the Plan Year 2006, the employer matching contribution was equal to 50% of employee deferrals, to a maximum of 3% of compensation.

     (c) Each participant may elect to defer from 1% to 50% of his/her compensation which would have been received in the Plan year. For new participants, this election is applied to their compensation as soon as administratively feasible following receipt of their election. Modification of an earlier election may be made on a quarterly basis only - on 1/1, 4/1, 7/1, 10/1. The modification election is applied to compensation as administratively feasible following the quarterly election date.

                  PROVIDENT BANK 401(k) AND PROFIT SHARING PLAN
                          NOTES TO FINANCIAL STATEMENTS
                     YEARS ENDED DECEMBER 31, 2006 AND 2005

3. DESCRIPTION OF THE PLAN (Cont'd)
   --------------------------------

     (d)  Effective  October  1,  2006,  at  date  of  hire,  employees  who are scheduled to work 1,000 hours or more per year are automatically enrolled in the Plan and are eligible for employer matching contributions and for the employer base contribution. Upon signing an acknowledgement of payroll deduction form, a participant will automatically have a 2 % deferral election unless he elects otherwise, in writing.

     (e) Effective October 1, 2006, a discretionary 3% profit sharing component was added to the Plan. It is deemed an employer non-elective contribution and referred to as a "base contribution". The employer base contribution is made independent of the level of participant deferrals.

     (f) Effective October 1, 2006, an additional employer non-elective contribution was added to the Plan and referred to as an "additional discretionary contribution". As of December 31, 2006, no such additional discretionary contribution was made.

     (g) The employer shall contribute to the Plan the amount necessary to provide the top-heavy minimum contribution.

The amount by which compensation is reduced shall be that participant's deferred compensation, to be treated as an employee contribution and allocated to that participant's election account.

For  year  ending  December  31,  2006,  the  discretionary   matching  employer
contribution was 50% of employee deferral, to a maximum of 3% match. The match was paid in cash and invested per employee direction.

The total deferral in any taxable year may not exceed a dollar limit, which is set by law. The limit was $15,000 and $14,000 in 2006 and 2005, respectively. Individuals age 50 or over were allowed to make additional contributions of $5,000 and $4,000 in 2006 and 2005, respectively. The annual compensation limit was $220,000 and $210,000 for 2006 and 2005, respectively.

A participant has, at all times, a vested and nonforfeitable right to the entire balance in his/her election account, and will have a 100% vested interest in the employer's matching and non-elective employer contributions following the completion of four full years of service with the employer, upon attainment of age 65, or upon death or permanent and total disability.

Participants who have completed less than four years are entitled to a percentage of the employer's contributions on the basis of full years of service in accordance with the following schedule:

                  PROVIDENT BANK 401(k) AND PROFIT SHARING PLAN
                          NOTES TO FINANCIAL STATEMENTS
                     YEARS ENDED DECEMBER 31, 2006 AND 2005

3. DESCRIPTION OF THE PLAN (Cont'd)
   ---------------------------------

        Years of                                  Vested
        Service                                Percentage
        -------                                ----------
      Less than 2                                 0%
   2 but less than 3                             50%
   3 but less than 4                             75%
      4 or more                                 100%

Any employee who was a participant in the Warwick Savings Bank 401(k) Savings Plan as of September 30, 2006 shall be subject to the Warwick 401(k) Plan vesting schedule provided such schedule is more liberal than this Plan's schedule. The Warwick 401(k) Plan vesting schedule is as follows:

                Years of                      Vested
                Service                    Percentage
                --------                   ----------
                   1                           20%
                   2                           40%
                   3                           60%
                   4                           80%
                   5                          100%

Each participant shall direct the trustee as to the investment of the entire interest in his/her aggregate account. The administrator shall provide pooled and/or mutual funds for such investments and establish procedures to be applied in a uniform nondiscriminatory manner for participants to direct the trustee in writing to invest their aggregate account. The aggregate account of each participant so directed will be considered a directed investment account.

A separate directed investment account shall be established for each participant. The directed investment account shall be charged or credited as appropriate with the net earnings, gains, losses and expenses, as well as any appreciation or reduction in fair value during each Plan year attributable to such account.

In determining the fair value of securities held in the trust fund, which are listed on a registered stock exchange, the administrator shall direct the trustee to value the same at the prices they were last traded on such exchange preceding the close of business on the "valuation date." If such securities were not traded on the "valuation date," or if the exchange on which they are traded was not open for business on the "valuation date," then the securities shall be valued at the prices at which they were last traded prior to the "valuation date." Any unlisted security held in the trust fund shall be valued at its bid price next preceding the close of business on the "valuation date," which bid shall be obtained from a registered broker or an investment banker. In determining the fair value of assets other than securities for which trading or bid prices can be obtained, the trustee may appraise such assets itself, or at its discretion, employ one or more appraisers for that purpose and rely on the values established by such appraiser or appraisers.

                  PROVIDENT BANK 401(k) AND PROFIT SHARING PLAN
                          NOTES TO FINANCIAL STATEMENTS
                     YEARS ENDED DECEMBER 31, 2006 AND 2005

4. DESCRIPTION OF THE PLAN (Cont'd)
   ---------------------------------

Normal retirement date - the first day of the month coinciding with or the next following the participant's normal retirement age (65th birthday). A participant shall become fully vested in his/her account upon attaining his/her normal retirement age.

Early  retirement  date - the  first  day  of the  month  (prior  to the  Normal
Retirement date) coinciding with or following the date on which a participant attains age 60 and has completed at least 5 years of service with the employer.

Upon termination of service, at the election of the terminated employee, the administrator will direct the trustee to distribute the vested benefit due. If the vested benefit exceeds $5,000, the participant must submit a written consent before any distribution is made. There is no need for consent for distributions amounting to $5,000 or less. The Plan was amended prior to December 31, 2005 to comply with regulatory requirements. Lump sums of $5,000 or less are allowed. However, employer mandated lump sum distributions are restricted to $1,000 or less.

Loans to Participants - Participants are permitted to obtain loans from the Plan in an amount of up to 50% of the net value of their 100% vested balance, not to exceed $50,000. Interest is charged on these loans at a rate similar to that which would be charged at other financial institutions. Loan terms cannot exceed five years unless the proceeds are used to finance the purchase of a primary residence, in which case the term of the loan cannot exceed a period of 15 years. Principal and interest are paid ratably through payroll deductions. A loan is in default if the employee fails to make installment payments. This defaulted loan becomes a deemed distribution of the Plan. Deemed distributions were $26,526 and $24,454 for Plan Years 2006 and 2005, respectively.

4. TRANSACTIONS WITH RELATED PARTIES
   ---------------------------------

Accounting fees and other administrative services are paid for by the Plan Trust. 60% of total assets available for plan benefits are held in Provident New York Bancorp Common Stock.

5. DEPOSITS WITH INVESTMENT COMPANIES AND CUSTODIAN
   ------------------------------------------------

As of December 31, 2006 the plan's deposits represent investments in various cash, money market funds, mutual funds, stocks and bonds held in an account with Mid Atlantic Trust Company and Principal Life Insurance Company. Northeast Retirement Services and Principal Financial Group are the Plan's record keepers. Effective November 14, 2005 SunGard/Mid Atlantic Trust Company, a division of Counsel Trust Company became the Custodian. Circle Trust Company was the previous Custodian. As of December 31, 2006, investments representing 5% or more of net assets available for benefits were:

                  PROVIDENT BANK 401(k) AND PROFIT SHARING PLAN
                          NOTES TO FINANCIAL STATEMENTS
                     YEARS ENDED DECEMBER 31, 2006 AND 2005


5. DEPOSITS WITH INVESTMENT COMPANIES AND CUSTODIAN (Con't)
   --------------------------------------------------------

                                            Beg. of year         End of year
                                            Current Value      Current Value
                                            -------------      --------------

Provident New York Bancorp
          Common Stock (Delaware Corp.)      $9,215,139         $16,811,482(*)


Contributions for participants are maintained in individual accounts. The accounts are credited for actual earnings on investments and charged for Plan withdrawals. The accounts are also adjusted for any change in fair value in the investments. All investments are participant-directed except for Participant Loan Receivables.

6. INCOME TAX STATUS
   -----------------

The  Internal  Revenue  Service has  determined  that the Plan  qualifies  under
Section 401 (a) of the Internal Revenue Code and is, therefore, not subject to tax under present income tax laws.

7. TERMINATION
   -----------

The Employer has the right to terminate the Plan at any time. Upon termination, all amounts credited to the participants' accounts become 100% vested. A complete discontinuance of contributions by the Employer will constitute a termination.

8. INVESTMENT INCOME
   -----------------

Investment Income consists of:
                                            2006                   2005
                                            ----                   ----
        Realized gains                 $   16,039             $    359,088
        Unrealized gains/losses         4,032,062               (2,032,209)
        Dividend income                   579,397                  384,553
                                        ---------              -----------
                                       $4,627,498              $(1,288,568)
                                       ==========              ===========

9. FORM 5500
   ---------

IRS Form 5500, schedule H was reconciled to the audited financial statements as prepared.


(*) $16,811,482 includes a transfer of $4,280,234 from the Warwick Savings Bank 401(k) Savings Plan.

                  PROVIDENT BANK 401(k) AND PROFIT SHARING PLAN

                            SUPPLEMENTAL INFORMATION

                          YEAR ENDED DECEMBER 31, 2006

Berard & Donahue
Certified Public Accountants, PC                       Donalee R. Berard, C.P.A.
------------------------------------------------------ John T. Donahue, C.P.A.


            Independent Auditor's Report on Supplemental Information


Our audit was conducted for the purpose of forming an opinion on the financial statements taken as a whole. The information on pages 12-14, together referred to as "supplemental information" are presented for the purposes of additional analysis and are not a required part of the basic financial statements, but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental information is the responsibility of the Plan's management. The supplemental information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the financial statements taken as a whole.


/s/ Berard & Donahue CPA's PC
-----------------------------
Suffern, New York
May 21, 2007




                              www.berarddonahue.com
                       44 Park Avenue, Suffern, NY 10901
                    Suffern -T. 845-357-5668 F. 845-357-5637

               32 Ball St., P.O. Box 3108, Port Jervis, NY 12771
                  Port Jervis- T. 845-856-5237 F. 845-856-5239

                THE PROVIDENT BANK 401(k) AND PROFIT SHARING PLAN
                     SCHEDULE OF ASSETS HELD FOR INVESTMENT
                        FOR YEAR ENDED DECEMBER 31, 2006

                                                                                              Beg. of Year       End of Year
                                                                                                 Current           Current
            Investments Held By Principal Life Insurance Company:                                 Value             Value
                                                                                            ----------------- -----------------
            Pooled Separate Accounts
               Principal Life Insurance Company - Guaranteed Interest                           $ -          $ 88,562     (2)
               Principle Life Insurance Company Money Market                                      -           939,787     (2)
               Principal Life Insurance Company Bond and Mortgage                                 -           332,777     (2)
               Principal Life Insurance Company Govt & HQ Bond                                    -            11,603     (2)
               Principal Life Insurance Company Large Cap Stk Idx                                 -           253,860     (2)
               Principal Life Insurance Company Large Co Growth                                   -            50,459     (2)
               Principal Life Insurance Company Large Cap Value                                   -            42,232     (2)
               Principal Life Insurance Company Medium Co Growth                                  -            11,133     (2)
               Principal Life Insurance Company Mid Cap Value                                     -            23,281     (2)
               Principal Life Insurance Company US Property                                       -            92,913     (2)
               Principal Life Insurance Company Russell Life Grw                                  -             4,834     (2)
               Principal Life Insurance Company Russell Life Balance                              -           245,583     (2)
               Principal Life Insurance Company Russell Life Eq. Grth.                            -            13,842     (2)
               Principal Life Insurance Company Russell Life Moderate                             -             3,433     (2)
               Principal Life Insurance Company Mid-Cap Stock                                     -            74,630     (2)
               Principal Life Insurance Company Large Cap Growth                                  -             9,478     (2)
               Principal Life Insurance Company Mid Cap Growth                                    -             2,024     (2)
               Principal Life Insurance Company Small-Cap Stock                                   -            80,459     (2)
               Principal Life Insurance Company Small Co Growth                                   -            74,400     (2)
               Principal Life Insurance Company International Small Co                            -           474,347     (2)

            Mutual Funds
               American Funds Washington Mutual                                                   -            56,534
               Vanguard Group Balanced Index                                                      -            23,764
               Vanguard Group Growth and Income                                                   -           238,451
               American Century Investments                                                       -            96,784
               American Funds Growth Fund                                                         -            97,044
               Janus International Holdings                                                       -           127,869
               Putnam Investments                                                                 -            32,493
               Wells Fargo                                                                        -            22,999
               T. Rowe Price Funds                                                                -           145,577

            Common Stock
               Provident New York Bancorp                                                         -         3,630,233   (1),(2)

            Participant Loans Held by Principal Life Insurance Company                            -            99,262   (2), (3)
                                                                                         ------------       ----------
                   Total Investments Held By Principal Life Insurance Company                     -         7,400,647
                                                                                         ------------       ----------
      Investments Held By Mid Atlantic Trust Co.:
            Uninvested Cash:
               Uninvested Cash                                                               17,640                 -

            Money Market Funds:
               Federated Cash Trust Prime - Money Market                                    954,780         1,196,764
               AIM - Money Market                                                             1,345                 -

            Mutual Funds:
               American Century Equity Income                                               420,532           584,869
               American Century International Growth                                        380,611           680,689
               American Century Strategic Allocation                                        583,502           894,276
               American Century Ultra                                                        93,195            96,248
               Federated Max - Cap Index                                                    117,613           162,276
               Fidelity Advisor Equity Income                                               496,575           644,643
               Fidelity Advisor Growth and Income                                           159,548           180,398
               Fidelity Advisor Mid Cap                                                     676,222           776,777
               Neuberger & Berman Genesis Assets                                          1,197,894         1,177,838
               Wright Current Income                                                        219,107           354,384
               Wright Total Return Bond                                                     424,845           489,024

            Stock:
               Provident New York Bancorp Common Stock - (Delaware Corp.)                 9,215,139        13,181,249  (1), (2)

            Particpant Loans Held by Mid Atlantic Trust Company                             134,245           209,656    (3)
                                                                                       ------------       -----------
                         Total Investments Held By Mid Atlantic Trust Co.                15,092,793        20,629,091
                                                                                       ------------       -----------
      Employee Receivable                                                                         -               301 (2)
      Employer Receivable                                                                         -               109 (2)
                                                                                       ------------       -----------
                         Total Assets Held for Investment                               $15,092,793       $28,030,148
                                                                                       ============       ===========

  (1)  Denotes 5% or greater of total assets available for plan benefits.
  (2)  Party-in-interest as defined by ERISA
  (3)  Non-participant directed investment

                       See notes to financial statments.

                THE PROVIDENT BANK 401(k) AND PROFIT SHARING PLAN
                       SCHEDULE OF REPORTABLE TRANSACTION
                        FOR YEAR ENDED DECEMBER 31, 2006

PLAN TRANSACTIONS IN EXCESS OF 5%
----------------------------------

                                                                                    Date           Cost              Value
                                                                                 -----------    -----------      ------------

Transfer in of assets from Warwick Savings Bank 401(k) Savings Plan               9/30/2006     $ 3,882,780       $ 4,280,234
                                                                                                ============     ============


                                                                                        Beg. of Year           End of Year
                                                                                          Current               Current
                                                                                           Value                 Value
                                                                                      ----------------      -----------------
    Pooled Separate Accounts
      Principal Life Insurance Company Guaranteed Interest                                 $ 61,938               $ 66,650
      Principle Life Insurance Company Money Market                                         367,431                400,815
      Principal Life Insurance Company Bond and Mortgage                                    198,191                207,362
      Principal Life Insurance Company Govt Securities                                        5,975                  6,606
      Principal Life Insurance Company Large Cap Stock                                      106,201                119,023
      Principal Life Insurance Company Large Company Growth                                  48,459                      -
      Principal Life Insurance Company Large Cap Value                                          195                 10,400
      Principal Life Insurance Company Medium Company Growth                                 11,533                      -
      Principal Life Insurance Company Mid Cap Value                                         18,273                 17,471
      Principal Life Insurance Company US Property                                           21,201                 23,741
      Principal Life Insurance Company Russell Life Points Aggressive                           988                  1,763
      Principal Life Insurance Company Russell Life Points Balance                          216,593                232,161
      Principal Life Insurance Company Russell Life Points Equity                            10,403                 11,651
      Principal Life Insurance Company Russell Life Points Moderate                             419                    508
      Principal Life Insurance Company Large Growth                                               -                 48,023
      Principal Life Insurance Company Medium Growth                                              -                 11,067
      Principal Life Insurance Company Mid Cap Stock Index                                   47,316                 63,115
      Principal Life Insurance Company Partners Large Cap                                    22,008                  9,118
      Principal Life Insurance Company Partners Mid Cap                                      27,993                    762
      Principal Life Insurance Company Small Comp Stock                                      31,323                 41,768
      Principal Life Insurance Company Small Comp Growth                                     23,778                 20,374
      Principal Life Insurance Company International Small Comp                             253,476                278,812

   Mutual Funds
      American Funds Service Company Washington Mutual                                        4,164                  6,860
      Vanguard Group Balanced Index                                                          13,698                 17,373
      Vanguard Group Growth and Income                                                      156,307                167,171
      American Century Investments                                                           54,519                 44,202
      American Funds Service Company Growth                                                   3,705                  6,010
      Janus International Holdings                                                          113,545                119,276
      Putnam Investments                                                                     34,305                 30,692
      Wells Fargo                                                                            23,076                 21,807
      T. Rowe Price Funds                                                                    43,350                 42,059

   Common Stock
      Provident New York Bancorp - (Delaware Corporation)                                 1,215,408              2,152,510

   Participant Loans                                                                         80,224                101,084
                                                                                    ----------------  ---------------------

       Total assets transferred to Provident Bank 401(k) and Profit Sharing Plan        $ 3,215,995            $ 4,280,234
                                                                                    ================  =====================

                        See notes to financial statments.
                                      -13-

                  PROVIDENT BANK 401(k) AND PROFIT SHARING PLAN
                     LOANS TO PARTICIPANTS
                       DECEMBER 31, 2006



Provident Bank 401(k) and Profit Sharing Plan Participant Loan balance as of December 31, 2006 was:

                                                                   Principal
                                   Interest                        IBalance
                                     Rate                          12/31/06
                                                                --------------

    Participant Loans               6 - 10.25%                    $ 308,917
                                                                ==============






                       See notes to financial statments.
                                      -14-

                                   SIGNATURES


     The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.


                                   PROVIDENT BANK 401(k) AND PROFIT SHARING PLAN




Date: June 28, 2007                By:      /s/ Paul A. Maisch
                                           ----------------------
                                   Name:   Paul A. Maisch
                                   Title:  Executive Vice President and
                                           Chief Financial Officer,
                                           Provident Bank

Berard & Donahue
Certified Public Accountants, PC                       Donalee R. Berard, C.P.A.
------------------------------------------------------ John T. Donahue, C.P.A.


            CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
            --------------------------------------------------------


To the Board of Trustees
Provident Bank 401(k) Plan
Montebello, New York 10901

We consent to the incorporation by reference in the registration statement on Form S-8 of Provident Bank of our report dated May 21, 2007 with respect to the statements of net assets available for plan benefits of Provident Bank 401(k) Plan as of December 31, 2006 and 2005, the related statements of changes in net assets available for benefits for the years then ended, and the related supplemental schedules, which report appears in the December 31, 2006 Annual report on Form 11-K of the Provident Bank 401(k) Plan.


/s/ Berard & Donahue CPA's PC
-----------------------------
Berard & Donahue, CPA's PC
Suffern, New York
June 28, 2007










                              www.berarddonahue.com
                       44 Park Avenue, Suffern, NY 10901
                    Suffern -T. 845-357-5668 F. 845-357-5637

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                  Port Jervis- T. 845-856-5237 F. 845-856-5239